EXHIBIT 99.4

Harleysville National Corporation
Letter to Dividend Reinvestment and Stock Purchase Plan Participants

[LETTERHEAD OF HARLEYSVILLE NATIONAL CORPORATION]

[Date]

Dear Shareholder:

We are happy to announce that Harleysville National Corporation (HNC) has amended its Dividend Reinvestment and Stock Purchase Plan, effective April 6, 2009, to make it easier for you to invest in HNC.

In particular, a HNC shareholder now will be able to:

·	Receive a discount of 10% off the purchase price of HNC shares purchased directly from HNC with cash dividends and optional cash payments;
·	Have his or her optional cash payment invested weekly instead of quarterly;
·	Increase optional cash payments from $5,000 to $100,000 per quarter.
·	Arrange for direct debit from a checking or savings account to make periodic optional cash payments; and
·	Sign up for dividend investment, make optional cash payments or direct the sale of shares in the plan online at www.amstock.com.

As a current participant in the HNC Dividend Reinvestment and Stock Purchase Plan, these new features are available to you automatically.  You need do nothing to take advantage of them.

 HNC shareholders will continue to have the advantages of “safekeeping” of their shares with our transfer agent, American Stock Transfer & Trust Company LLC, which eliminates worries about loss, theft or destruction of share certificates.  Shares held in “safekeeping” are held in book entry form.  For any shares that you have deposited for safekeeping, you may request, at any time, issuance of a share certificate for those shares but it will be a new certificate and not the return of your previous certificates.

If you have any questions, please direct them to American Stock Transfer & Trust Company LLC, Shareholder Relations Department, at 1-800-278-4353.

Sincerely,

/s/ Paul D. Geraghty
Paul D. Geraghty
President and Chief Executive Officer

Enclosure